Exhibit 99.1

Trade Street RESIDENTIAL ANNOUNCES first QUARTER 2015 RESULTS

– Previously Announced Agreement to Merge with Independence Realty Trust –

– Same Store NOI Increases 9.0% for First Quarter –

– Same Store Average Rent Increases 3.7% to $991 for First Quarter –

– Core FFO Increases to $0.10 Per Share for First Quarter –

AVENTURA, FL, May 11, 2015 – Trade Street Residential, Inc. (NASDAQ: TSRE) (the “Company”), a vertically integrated and self-managed real estate investment trust ("REIT") focused on acquiring, owning, operating and managing high-quality, conveniently located, apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States and Texas, today announced consolidated results for the first quarter ended March 31, 2015.

Operational and Financial Highlights for First Quarter 2015

•	Reported Core FFO of $3.7 million, or $0.10 per diluted share.

•	Same store net operating income, or same store NOI, increased 9.0% compared to the same period last year. Over the same period, same store revenues increased 3.7% and same store expenses decreased 2.7%.

•	Same store average occupancy was 96.0% at quarter end, an improvement of 70 basis points over the same period last year. Stabilized non same store average occupancy was 94.5% at quarter end.

•	Same store average rent was $991 per unit, an increase of 3.7% compared to the same period last year. Stabilized non same store average rent was $1,108 per unit at quarter end.

“We are pleased with the strong results delivered in the first quarter 2015, which were driven by our sharp focus on growing rents and capturing improving efficiencies across our expanded platform,” stated Richard Ross, Chief Executive Officer of Trade Street Residential. “During the quarter we met or exceeded our expectations across all of our key metrics, driven by the quality of our portfolio and the continuing strength of the fundamentals in our markets. Our strong performance is due to the hard work and dedication of our entire organization and I would like to thank all of our employees for their contributions to our success."

Financial Results for the Three Months Ended March 31, 2015

Net loss attributable to common stockholders for the first quarter of 2015 was ($0.4) million compared to a net loss of ($15.2) million in the prior year period. The decrease in net loss was primarily the result of higher revenues and a reduction in expenses, which includes $9.0 million of management transition expenses in the prior year period.

Funds from Operations, or FFO, for the first quarter of 2015 was $3.5 million, or $0.09 per diluted share, as compared to a deficit of ($11.4) million, or ($0.33) per diluted share in the prior year period. The increase in FFO is largely attributable to a full quarter of results from the six new operating properties added during the first four months of 2014 and the $9.0 million of management transition expenses incurred in the prior year period. Core FFO for the first quarter of 2015 was $3.7 million, or $0.10 per diluted share, as compared to $1.0 million, or $0.03 per diluted share, in the prior year period. Adjusted FFO, which additionally deducts recurring and non-recurring capital expenditures, for the first quarter of 2015 was $2.9 million, or $0.07 per diluted share, as compared to $0.7 million, or $0.02 per diluted share, in the prior year period.

Portfolio Performance

Same store NOI for the first quarter of 2015 increased 9.0% to $5.6 million as compared to $5.1 million in the prior year period. This improvement in same store NOI was driven by a 3.7% increase in same store revenue and a 2.7% decrease in same store property expenses compared to the prior year period. The increase in same store revenue was primarily attributable to a 70 basis point increase in average occupancy to 96.0%, and a 3.7% increase in average rent to $991 per month. The decrease in same store property operating expenses was primarily attributable to a decrease in advertising and marketing expenses due to stable occupancies within the portfolio and a reduction in insurance costs as a result of aggregating all properties under one common policy.

On a sequential quarter basis, first quarter 2015 same store revenue increased 0.6% compared to the fourth quarter of 2014, while same store property expenses decreased 3.9% resulting in a same store NOI increase of 4.2%.

Dividend

On March 19, 2015, Trade Street Residential’s Board of Directors announced a dividend of $0.095 per share and unit, payable to holders of record of common stock and common units of the operating partnership as of March 31, 2015, which was paid on April 15, 2015.

Transaction Announcement

Earlier today, the Company and Independence Realty Trust, Inc. (NYSE: IRT) jointly announced the entry into an Agreement and Plan of Merger pursuant to which the Company and its operating partnership subsidiary will merge with and into subsidiaries of IRT (the “Merger”). Details regarding the Merger can be found in the joint press release distributed earlier today.

Conference Call and Webcast

As a result of today's announcement that the Company has agreed to merge with IRT, the Company will no longer host its previously scheduled conference call and webcast. Supplemental financial information is available in the Investor Relations section of the Company’s website under Quarterly Results.

About Trade Street Residential, Inc.

Trade Street Residential, Inc. is a vertically integrated and self-managed real estate investment trust focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States and Texas.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements related to the offering and the expected use of the net proceeds therefrom, which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Forward looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases, which are predictions of or indicate future events or trends and which do not relate solely to historical matters. While forward-looking statements reflect the Company's good faith beliefs, assumptions and expectations, they are not guarantees of future performance. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes, except as may be required by law. For a further discussion of these and other factors that could impact the Company's future results, performance or transactions, see the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2014, which the Company filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015, and the other document the Company files with the SEC.

Important Information for Investors and Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed Merger. In connection with the Merger, TRSE and/or IRT may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document TRSE and/or IRT may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TRSE AND IRT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of TRSE and/or IRT, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by TRSE and/or IRT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TRSE will be available free of charge on TRSE’s internet website at http://www.tradestreetresidential.com or by contacting TRSE’s Investor Relations Department by email at ir@trade-street.com or by phone at +1-786-248-6099. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtreit.com or by contacting IRT’s Investor Relations Department by email at aviroslav@irtreit.com or by phone at +1-215-243-9000.

Participants in Solicitation

TRSE, IRT, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information about the directors and executive officers of TRSE is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-GAAP Financial Measures

As defined by the National Association of Real Estate Investment Trusts, FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, bargain purchase gains, and recognized impairment of real estate assets, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. The Company presents FFO attributable to common stockholders because management considers it to be an important supplemental measure of the Company’s operating performance, believes it assists in the comparison of the Company’s operating performance between periods to that of different REITs and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their operating results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

The Company also uses core funds from operations, or Core FFO, as an operating measure. Core FFO includes adjustments to exclude the impact of straight-line adjustments for ground leases, gains and losses from extinguishment of debt, transaction costs related to acquisitions and recapitalization, management transition costs and certain other non-cash or non-comparable items. The Company believes that these adjustments are appropriate in determining Core FFO as they are not indicative of the operating performance of the Company’s assets. In addition, the Company believes that Core FFO is a useful supplemental measure for the investing community to use in comparing the Company to other REITs as most REITs provide some form of adjusted or modified FFO.

The Company also uses adjusted funds from operations, or AFFO, as an operating measure, which is defined as FFO or, alternatively, Core FFO, depending on the existence of any non-cash, non-comparable items as described above, less recurring and non-recurring capital expenditures. The Company believes that AFFO is a relevant operating measure as it provides an indication as to whether a REIT can fund from its operating performance the capital expenditures necessary to maintain the condition of its operating real estate assets.

Management believes that net operating income (“NOI”) is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non-same store basis. NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses.

The Company defines same store communities as communities owned and stabilized for the entirety of both periods presented, excluding properties held for sale. Reconciliations of net loss attributable to common stockholders to FFO, Core FFO, AFFO, NOI, and same store NOI are included in the Supplemental Information posted on the Company’s website.

Investor Relations:

Stephen Swett

786-248-6099
ir@trade-street.com

Media Contact:

Jason Chudoba, ICR for Trade Street

646-277-1249

Jason.Chudoba@icrinc.com